Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

April 16, 2010

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Subprime Advantage Inc.
Your Letter of April 9, 2010
Form Registration Statement on Form S-1
File No. 333-164850

Dear Mr. Owings:

This correspondence is in response to your letter dated April 9, 2010 in reference to our filing of the Registration Statement on Form S-1A filed on March 25, 2010 on behalf of Subprime Advantage Inc., your file number 333-164850.

1.
We note your response to comment one in our letter dated March 10, 2010. In that response, you state that you are not a blank check company. If, as you state, you believe that you do not fall within the definition of a blank check company and are not subject to Rule 419 of Regulation C, please include in your prospectus appropriate disclosure to demonstrate your status as a non-blank check company. In this regard, please include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Also, please disclose whether any members of your management or any your [sic] affiliates have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control of similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

Subprime
SEC Response #2
Dated: April 15, 2010

Response:  We have revised the Prospectus Summary with the above disclosures as follows:

Subprime Advantage is in the process of developing an internet destination and marketplace in the United States for investors and sellers of subprime disadvantaged real estate and real estate mortgages which have suffered substantially from the subprime meltdown of real estate values and for investors seeking information regarding real estate products and services, such as insurance, financing, legal assistance, and real estate associated industries. At this time we are in the process of implementing our marketing plan and designing the final website which we hope to have tested and launched in the final quarter of 2010, and we have no intentions to be acquired or to merge with an operating company. Additionally, our shareholders have no intention of entering into a change of control or similar transaction. No member of our management or any of our affiliates have been previously involved in the management or ownership of a development stage company that has not implemented its business plan, engaged in a change of control or similar transaction or has generated no or  minimal resources to date.  Because we commenced operations in December of last year, we currently are merely in the process of establishing our website, marketing plan, and have only recently completed our first real estate acquisition. We have been in contact with design consultants to help us implement our ideas into a multifaceted internet based information source.  We believe that upon completion of our operating model, we will provide significant benefits to home owners and other industry participants by enabling them to advertise, interact and transact with a significant online consumer audience related to the disadvantaged real estate market, by providing a subprime advantage. We intend to provide significant benefits to investors by giving them the tools they need to effectively navigate a large database of quality information in addition to a database of real estate properties and mortgage listings, thereby optimizing their ability to find the investor or investment of their choice in their chosen geographical area.

Subprime
SEC Response #2
Dated: April 15, 2010

2.
We note your responses to comments two and three in our letter dated March 20, 2010, and we note the revisions you made to your website. In your response to comment two, you refer to”[t]he companies with links on [your] website,” which could imply that these companies contacted you and sought to have links to their websites on your website. Please clarify whether these companies have in any manner contacted you to have you include a link to their websites on your website. Also, please revise the “Links” portion of your homepage to indicate, if true, that you have no direct or contractual relationships with any of the companies whose links appear on your website. Further, in that response, you state that you have not included the information in the articles under your website’s “Current News” and “Informational Materials” sections because “they are continually being updated and changed.” Regardless, if any of the information in any of these sources is material to you and your offering, please disclose this information in your registration statement.

Response: Most of the companies that are listed on our website under the sections “Links” have not contacted us, seeking to have the links posted on our website. The Lebo Group contacted us and agreed to have their link posted. Also the links included in the Google AdSense box on the bottom of the page are from companies who have contracted with Google to have their link post on various websites.

We have included the following language on our webpage:  Note: Subprime Advantage has no direct or contractual relationship with the companies whose links appear on this site.

Material: The material facts regarding The Lebo Group and Google AdSense has been discussed in the registration statements.

Outside Front Cover Page of the Prospectus

3.	We note your response to comment eight in our letter dated March 10, 2010. Please remove the phrase, “…included a paragraph in their report regarding…,” in your new disclosure.

Response: We have removed the phrase, “…included a paragraph in their report regarding…”from the front cover page of the Prospectus.

Subprime
SEC Response #2
Dated: April 15, 2010

Risk Factors, page 5

4.
We note that your response to comment 12 in our letter dated March 10, 2010. In your first full risk factor on page six, your new disclosure states that Molly Country has over 20 years experience managing a private company, Goodrich Excavation. Please remove this disclosure, as it mitigates the risk to you, and discuss the risk that Ms. Country has no experience in your industry or in certain aspects of the business you intend to create. Also, in the second full risk factor on page six, please remove the phrase,”…which have not, and are not expected in the future to interfere with Ms. Country’s ability to work on behalf of our company…,” because it mitigates the risk to you.

Response:  We have revised this section as follows;

“Ms. Country has no experience in running a public company. The lack of experience in operating a public company could impact our return on investment, if any.

As a result of our reliance on Ms. Country, and her lack of experience in operating a public company, or experience in our industry or in certain aspects of the business we intend to create, our investors are at risk in losing their entire investment. Ms. Country intends to hire personnel in the future, when sufficiently capitalized, who would have the experience required to manage our company, such management is not anticipated until the occurrence of future financing. Since this offering will not sufficiently capitalize our company, future offerings will be necessary to satisfy capital needs. Until such a future offering occurs, and until such management is in place, we are reliant upon Ms. Country to make the appropriate management decisions.

Ms. Country is involved with other businesses and there can be no assurance that she will continue to provide services to us.

As compared to many other public companies, we do not have the depth of managerial or technical personnel. Ms. Country is currently involved in other businesses.”

Subprime
SEC Response #2
Dated: April 15, 2010

Determining of Offering Price, page 11

5.
We note your response to comment 16 in our letter dated March 10, 2010. Following the second and third bullet points in this section, you describe your business and website by using the term, “social networking.” Because you do not use that term elsewhere in your document, please explain your use of the term in this context or revise your document.

Response:  We have revised this section as follows;

”The offering price for the shares in this offering was arbitrarily determined. In determining the initial public offering price of the shares we considered several factors including the following:

	our start up status;
-	our new business structure and operations, lack of strong client base

	prevailing market conditions, including the history and prospects for the industry in which we compete;
-	majority of other informationlly based networking sites are not yet publicly traded, and the current economic and market conditions tend to be harder on new businesses

      our future prospects; and
-	sites that are based on a informational networking have the capability to become very popular, consumers tend to like information made readily available to them

	our capital structure.
-	we are a start up business and our capital structure is in its early stages”

Dilution, page 12

6.
We note your response to comment 18 in our letter dated March 10, 2010. As you have included a “(1)” following the 658,000 amount in the “Shares Purchased Amount” column of your table to indicate the presence of a footnote, please also include a “(2)” following the $0.04 amount in the “Average Price Per Share” column of the table to indicate the presence of a second footnote.

Subprime
SEC Response #2
Dated: April 15, 2010

Response:  We have added a “(2)” following the $0.04 amount in the “Average Price Per Share” column of the table to indicate the presence of a second footnote.

Plan of Distribution and Terms of the Offering, page 13

7.	We note your response to comment 20 in our letter dated March 20, 2010. Please file the waiver as an exhibit to your registration statement.

Response: We have added the Waiver from Stoecklein Law Group as exhibit 10.2 and we will file the document as exhibit 10.2 with the registration statement. Also, please note we have removed language on the first page of the prospectus that reflected the ability of Stoecklein Law Group to file a claim against investors funds.

Director, Executive Officers, Promoters and Control Persons, page 15

8.
We note your response to comment 21 in our letter dated March 10, 2010. Please briefly discuss Goodrich Excavation size and operations so that readers have an idea of the scope and nature of Molly Country’s responsibilities and business experience. Please disclose whether Ms. Country is currently Goodrich’s business manger and chief operating officer and whether she has held these positions continuously for the past five years. If not, please disclose her positions in the last five years. Also, please disclose whether Ms. Country work full-time at Goodrich.

Subprime
SEC Response #2
Dated: April 15, 2010

Response:  We have revised this section as follows;

“Molly Country.  Age 60, President, Secretary, Treasurer and Director; is the founder of Subprime Advantage from December 17, 2009 to present. Ms. Country attended San Diego State University and graduated with a BA in Philosophy.  In 1977, she received her Master in Science and Counseling from University of California San Diego. Over the last 20 years, which include the last five,  Ms. Country has been a full-time Business Manager and Chief Operating Officer for Goodrich Excavation a small excavation company based in Lake Tahoe, CA. Goodrich Excavation handles new construction projects as well as snow removal for the Lake Tahoe area.  Her duties include, but are not limited to, managing the operation budget, scheduling projects, accounting and payroll as well as employee management and marketing.  Ms. Country also maintains all service schedules for company machinery including snow plows, front end loaders and tractor-trailers. Her skills in bookkeeping, payroll management, oversight of personnel and project cost analysis developed during her management experience at Goodrich Excavation have led us to the conclusion that she would be capable to serve as our Director. For further clarification, Goodrich Excavation is not a parent, subsidiary or other affiliate of Subprime Advantage Inc.”

9.
We note your response to comment 21 in our letter dated March 10, 2010. Please disclose the “skills” Molly Country developed during her management experience at Goodrich Excavation that led you to conclude she would be a capable director.

Response: We revised this section as follows;

“ Her duties include, but are not limited to, managing the operation budget, scheduling projects, accounting and payroll as well as employee management and marketing.  Ms. Country also maintains all service schedules for company machinery including snow plows, front end loaders and tractor-trailers. Her skills in bookkeeping, payroll management, oversight of personnel and project cost analysis developed during her management experience at Goodrich Excavation have led us to the conclusion that she would be capable to serve as our Director. For further clarification, Goodrich Excavation is not a parent, subsidiary or other affiliate of Subprime Advantage Inc.”

Subprime
SEC Response #2
Dated: April 15, 2010

Description of the Business, page 17

10.
We note your response to comment 26 in our letter date March 10, 2010. However, it does not appear that you have provided the sources or the bases for your beliefs for all of your statements. Therefore, please provide us with the sources or the bases of your beliefs for the following statements or tell us where we may otherwise find this information:

Response: The bases for our beliefs and statements are from a compilation of various materials and sources; however we have listed a source for each of the following statements below.

•	“This highly fragmented and intensely competitive real estate market has resulted in high investor acquisition costs and low seller profits,” page 22.

Response:  10 Steps to “Short Sell”, Bobbi Dempsey, Bankrate.com, Jan 2010.

•	“…[T]he competition for investors within these local markets has resulted in the increased advertising and marketing costs that continue to place downward pressure on their profits,” page 22.

Response: Will the Sub-Prime Meltdown Burst the Housing Bubble?, Peggy J. Crawford PhD and Terry Young PhD, Graziado Business Report, 2007

•
“In particular, many investors express dissatisfaction with the traditional sources of property information… because these individual sources contain only a small percentage of the total universe of properties for sale, and very few focus their business towards subprime disadvantaged properties for sale in their local market,” page 23.

Response: Online Real Estate Market: Sell my House in Fort Worth Today, Frank Percosky, ArticleSnatch.com, 2009

•
“The popularity and depth of sites as Redfin (www.redfin.com) and Realtor.com (www.realtor.com) lead us to believe investors and purchasers of real estate are increasingly using the internet when making purchase decisions…,” page 23.

Subprime
SEC Response #2
Dated: April 15, 2010

Response: We have enclosed two documents that show that Redfin has completed more that $2 billion in home sales, and that www.realtor.com received 6,434,813 unique visitors in the Month of March 2010. This supports our belief that real estate purchasers are increasingly using the internet when making purchase decisions

•
While the internet substantially increases the amount of information available for researching and evaluating subprime disadvantaged  property purchasing decisions and choices, this information is often not aggregated at a central, organized source,” page 23.

Response: Online Real Estate Market: Sell my House in Fort Worth Today, Frank Percosky, ArticleSnatch.com, 2009

•
“To date, we believe that other real estate-related websites which have attempted to capitalize on this market opportunity have only recently aggregated a broad and extensive participation of subprime property owners  and other industry participants; however with only a minimal focus on the current market conditions,” page 23.

Response: Online Real Estate Market: Sell my House in Fort Worth Today, Frank Percosky, ArticleSnatch.com, 2009

11.  We note your response to comment 27 in our letter dated March 10, 2010. In this section, please address the following and any other matters you believe are material to an understanding of your current and proposed business.

•
In response to comment one in our letter dated March 10, 2010, you discuss certain steps you have taken “to continue to move forward and help generate revenues.” However, it does not appear that you have included these steps in your Description of Business section. Please include the steps in this section and disclose the costs of each of these steps to you.

Subprime
SEC Response #2
Dated: April 15, 2010

Response: The items listed as follows is located under the heading “Overview” in the Description of Business sections. It has been revised to reflect the associated costs as follows;

“Subprime Advantage, Inc. commenced its business operations in December of 2009, and as a result of its recent commencement of business activities has limited start-up operations and generated no revenues. Our operations, to date, have been devoted primarily to startup and development activities, which include the following activities and associated costs:

•	Formation of the company;

o	File the corporation with the State of Nevada ($1,200.00);

o	Held organizational meeting ($0.00);

o	Opened corporate bank account ($0.00);

o	Acquired phone and phone number ($60.00) ;

o	Acquired office address ($0.00);

•	Creation of our initial website, www.SubprimeAdvantage.com;

o	Registered domain ($30.00);

o	Constructed temporary web page ($0.00);

•	Research of our competition ($0.00);

•	Development of our business plan

o	Assessment of home and mortgage crisis ($0.00);

o	Researching government assisted programs ($0.00);

o	Assessment of financial markets ($0.00);

•	Research of software to assist us in our anticipated website development;

o	Discussing website ideas with design consultants ($0.00);

o	Researching hosting requirements, as well as requirements for server space and bandwidth ($0.00);

o	Verifying purchase of pre-packaged database software over custom designed system ($0.00.);

•	Establishment of listing criteria ($0.00);and

•	Acquisition of our initial real estate property. ($50,000) “

Subprime
SEC Response #2
Dated: April 15, 2010

•
Please clarify how you intend to initiate and conduct your operations, including how you will obtain the expertise need to offer the services you are proposing, whether you plan to immediately hire any staff or contractors to conduct operations, how you intend to find real estate and other information to place on your site, and the costs necessary to both develop and maintain your operation and services over the next 12 months.

Response:  We have added a paragraph in the section that clarifies these points.

“As we grow we may be able to obtain the expertise needed to offer the services we are proposing. At this time however, we do not plan to hire any additional staff, contractors or experts to assist in the operations of the business. In the meantime, the website will be our strongest tool when finding the Real Estate we wish to list on our site. Individuals looking to buy or sell property will be able to find our contact information on the site. We also expect word-of-mouth advertising to be beneficial. The costs associated with developing and maintaining our operations over the next 12 months are anticipated to be between $1,000 and $15,000.”

•
On page 32, you state that, if you are unable to raise funds in this offering, you may launch a simpler website that could be expanded upon as your [sic] receive future funding. Please discuss this plan in greater detail in your Description of Business section.

Response:  We have added the following to this section;

“Should we not be able to raise the funds needed to complete the enhanced website, we will proceed with our website which is currently posted.  Our current site will still allow us to continue offering information as well as giving sellers and investors a place to list and search for subprime properties while we strive to raise the funds needed to complete our enhanced website.”

•
On the top of page 19, you state that you are in contact with local website designers at present but have not received a final quote as to the cost of your desired design. Even so, please provide some range of the cost for designing a website that you would that would have the features necessary for you to implement your business plan. Also, please provide a cost range for operating this type of website as well as how long, if at all, you could operate this website before you would need to generate revenues from operations.

Subprime
SEC Response #2
Dated: April 15, 2010

Response: We have revised this section as follows;

 “Although we do have the capabilities to design in-house, the extensive nature of our planned website will require the use of outside consultants.  We are in contact with local designers at present.    We have not received a final quote as to the cost of our desired design, as at this time we are still in the process of making changes to our design concepts, however we are budgeting for final cost of between $10,000 and $15,000.We expect to have a final layout and bid acceptance by the end of the second quarter.  During the third quarter of 2010, we should be able to complete the build and begin beta testing the functionality of our new website.  Our goal is to have a fully tested and fully functioning site posted by the end of the 2010. According to consultants we have been in contact with, once our website is up and operational, our monthly maintenance retainer is expected to be around $500 per month.  This will include not only monthly maintenance and updating, but also server and storage space.   In the interim, we are in the process of contacting parties who might want to take advantage of ground floor opportunities in both posting properties as well as advertising their services.”

•
You state that you are in the process of contacting parties who might want to take advantage of ground floor opportunities in both posting properties as well as advertising their services. Please discuss the type of parties you are targeting, how you are locating these parties, the steps you have taken in contacting parties, and whether or not you have any agreements with the parties.

Subprime
SEC Response #2
Dated: April 15, 2010

Response:  We have added this additional information to this section;

“…In the interim, we are in the process of contacting parties who might want to take advantage of ground floor opportunities in both posting properties, selling properties, as well as advertising their services.  Parties we are in contact with are realtors, finance specialists and private sellers.  While most of our contacts come through personal referrals and word of mouth, we are in the process of seeking out additional forms of advertising such as Craig’s List and local publications which would provide an economical way of informing parties of the benefits our company can provide.  At this time, we are in the process of drafting an agreement with a realtor based in Las Vegas, Nevada whose banner is already listed on our website. We anticipate this being the first of many opportunities.  Additional funds brought in on this basis will help us sustain our monetary requirements, until either funding is complete or the improved website is launched.  Parties taking advantage of the ground floor advertising and sponsorship opportunities will receive priority placement and additional incentives for future advertising on the improved website.”

•
You state that you intend to form partnerships with realtors, investors, and lending institutions to help promote the benefits of your services. Please disclose whether you have any agreements in this regard and how you intend to form these partnerships and the costs associated with them, if any.

Response:   We have revised this section as follows;

“We also intend to form partnerships with realtors, investors and lending institutions to help promote the benefits of Subprime Advantage. At this time we have not formed such partnerships or agreements and are unaware of the costs associated with forming them”

•	On page 20, you disclose your operations to date, which have been devoted primarily to startup and developmental activities. Please discus the costs if these activities.

Subprime
SEC Response #2
Dated: April 15, 2010

Response:  The operations to date included on page 20, have been revised to reflect the costs associated as follows;

“Subprime Advantage, Inc. commenced its business operations in December of 2009, and as a result of its recent commencement of business activities has limited start-up operations and generated no revenues. Our operations, to date, have been devoted primarily to startup and development activities, which include the following activities and associated costs:

•	Formation of the company;

o	File the corporation with the State of Nevada ($1,200.00);

o	Held organizational meeting ($0.00);

o	Opened corporate bank account ($0.00);

o	Acquired phone and phone number ($60.00) ;

o	Acquired office address ($0.00);

•	Creation of our initial website, www.SubprimeAdvantage.com;

o	Registered domain ($30.00);

o	Constructed temporary web page ($0.00);

•	Research of our competition ($0.00);

•	Development of our business plan

o	Assessment of home and mortgage crisis ($0.00);

o	Researching government assisted programs ($0.00);

o	Assessment of financial markets ($0.00);

•	Research of software to assist us in our anticipated website development;

o	Discussing website ideas with design consultants ($0.00);

o	Researching hosting requirements, as well as requirements for server space and bandwidth ($0.00);

o	Verifying purchase of pre-packaged database software over custom designed system ($0.00.);

•	Establishment of listing criteria ($0.00); and

•	Acquisition of our initial real estate property ($50,000).”

Subprime
SEC Response #2
Dated: April 15, 2010

•
In your Our Solution section on page 23, you state that your business concept differs from current realty based websites because you will focus only on distressed, short sale, and foreclosure properties. Please clarify whether your website will be the only one that focuses exclusively on distressed, short sale, and foreclosure properties.

Response:  We have revised this section to include the following;

“…Our website is being designed to provide investors with a "one-stop" destination that incorporates all aspects of commerce and content related to subprime crisis. At this time we are not aware of another website focusing on this section of the real estate market.  Our research in this matter has not brought any relevant websites focusing on this subject matter, however we cannot confirm another website doesn’t exist or will not emerge in the future. “

Plan of Operation, page 32

12. We note your response to comment 33 in our letter dated March 10, 2010. However, it does not appear that you have included your response in your document. If true, please include this information in your plan of operation section. If not true, please tell us where this information is located in your document.

Response: We have included this information under the heading Plan of Operation in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Summary Compensation, page 37

13. We note your response to comment 33 in our letter dated March 10, 2010. Your new disclosure indicated that the $1,000 non-accountable expense allowance was used to setup small miscellaneous items for business operations, which include incidental office supplies and filing fees. Therefore, please explain why you consider this $1,000 to be compensation.

Response: We have revised this section as follows;

“Ms. Country, our Principal Executive Officer (PEO) has not received any compensation, including plan or non-plan compensation, nor has our PEO earned any compensation as of the date of this Prospectus. However, we have paid Ms. Country $1,000 as a non-accountable expense allowance.  The $1,000 was used to setup up small miscellaneous items for business operations, which include but are not limited to, incidental office supplies and filing fees.”

Subprime
SEC Response #2
Dated: April 15, 2010

Recent Sales of Unregistered Securities

14. We note your response to comment 34 in our letter dated March 10, 2010. In that response and in your revised disclosure, you state that you valued the 600,000 shares of common stock issued to Molly Country at $0.01 per share because they were founder shares. Please explain why you valued these founder shares at $0.01 per share.

Response: We have revised this section as follows;

“In December of 2009, we issued 600,000 shares of our $0.001 par value common stock at a price of $0.01 per share (total valuation of $6,000) to the founder of the Company. These shares were valued at this price because we arbitrarily determined we were going to issue 600,000 shares to our founder for the $6,000 investment, which resulted in a price of $0.01 per share. . The offering and sale of the shares of common stock…”

Sincerely,

/S/ Donald J. Stoecklein

Donald J. Stoecklein

Cc:  Subprime Advantage Inc.